   Search    Try Premium Free for 1 Month





Andy Grieve

Director Weatherproofing Advisors

Newcastle upon Tyne, United Kingdom

Message   ...

weatherproofing advisors

 See contact info

334 connections

Experience

Director
weatherproofing advisors
Jul 2013 – Present · 5 yrs 9 mos

Northern Regional Manager
Flag UK
2006 – 2007 · 1 yr

Area Manager
Flag UK Ltd
2003 – 2007 · 4 yrs

Area Manager
rooftech
1998 – 2002 · 4 yrs

Interests

 **Janitorial Management**
13,179 members

 **Shell**
2,901,521 followers

CBRE UK
41,947 followers

IWFM Procurement
152 members

World Economic Forum
1,455,718 followers

ENGIE – UK & Ireland
19,123 followers

See all

Linked**in**























in Search

Try Premium Free for 1 Month

Advertising
Sales Solutions
Send feedback
Mobile
Small Business
Safety Center

Questions?
Visit our Help Center.

Manage your account and privacy.
Go to your Settings.

Select Language
English (English)

LinkedIn Corporation © 2019